T. Rowe Price Realty Income Fund II, America s Sales-Commission-
          Free Real Estate Limited Partnership

          Amended and Restated Agreement of Limited Partnership


                    Section 5.3. Deficiency in General Partner s Capital Account. In the event that, immediately prior to the dissolution of the Partnership referred to in Article 19, the General Partner shall have a deficiency in its capital account as determined in accordance with tax accounting principles, then the General Partner shall contribute in cash to the capital of the Partnership an amount equal to whichever is the lesser of (a) the deficiency in the General Partner s capital account or (b) the excess of 1.01% of the Capital Contributions over the capital previously contributed by the General Partner.